Turquoise Hill Resources Ltd.

Suite 3680 – 1 Place Ville Marie,

Montreal, Quebec, Canada

H3B 3P2

March 2, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Turquoise Hill Resources Ltd. has made disclosure pursuant to those provisions in its Annual Report on Form 40-F for the year ended December 31, 2021, which was filed with the Securities and Exchange Commission on March 2, 2022. Such disclosure is on pp. 10-11 of the Annual Report on Form 40-F and is incorporated by reference herein.

Very truly yours,

/s/ Dustin S. Isaacs
Dustin S. Isaacs
Chief Legal Officer and Corporate Secretary